

Mail Stop 4720

June 26, 2009

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

     RE: **U.S. Bancorp**
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed March 2, 2009
           Form 10-Q for Fiscal Quarter Ended March 31, 2009
           Filed May 8, 2009
           File No. 001-06880

Dear Mr. Cecere:

       We have reviewed the above-referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2009

Consolidated Statement of Shareholders' Equity, page 28

1.   Your presentation of net securities gains on the face of your Consolidated Statement of Income indicates that you recognized $99 million of other-than-temporary impairments (OTTI) on investment securities in other comprehensive

income during the 1st quarter of 2009. It is not clear, however, where this amount is reported in your Consolidated Statement of Shareholders' Equity. Please revise your future filings to separately present amounts recognized in accumulated other comprehensive income related to held-to-maturity and available-for-sale debt securities for which a portion of an OTTI has been recognized in earnings as required by paragraph 37 of FSP FAS 115-2 and 124-2.

Note 3 – Investment Securities, page 31

2.   We note your disclosure on pages 32-33 that you recognized OTTI of $198 million and $56 million on perpetual preferred securities and certain non-agency mortgage-backed securities during the 1st quarter of 2009. These amounts appear to represent only the amount related to credit losses that were recognized in earnings. In the interest of clarity, please revise future filings to disclose for each major security type the total OTTI recognized, the portion attributable to credit losses and the portion attributable to other factors.

3.   Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.

4.   We note the second table on page 33 presents the fair value and unrealized losses of investment securities with unrealized losses by investment category. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. In an effort to provide greater transparency and granularity to your disclosure, please revise your future filings to address the following:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only) based on the nature and risks of the securities. Such further segregation would provide more meaningful information given the wide ranges that you disclose for prepayment rates, default rates and loss severities for such securities.

5. We note your disclosure on page 33 that you have no plan to sell the securities with unrealized losses. To further clarify your rationale for not recognizing OTTI on these securities, please revise future filings to disclose whether it is more likely than not that you would be required to sell such securities before recovery of its amortized cost basis.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief